Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010

•	Revenue up by 8.4% to $381.1 million in 2Q10 from $351.7 million in 1Q10 and up by 42.5% compared to 2Q09.

•	Gross margins improved to 15.6% in 2Q10 compared to 14.6% in 1Q10 primarily due to an increase in utilization.

•	Net cash flow from operations has increased to $167.5 million in 2Q10 from $153.3 million in 1Q10.

•	Gain attributable to holders of ordinary shares was US$96.0 million in 2Q10, compared to loss of US$181.9 million in 1Q10, driven by a change in the fair value of US$105.9 million gain of commitment to grant shares and warrants.

•	Fully diluted EPS was $0.20 per ADS. —

Set out below is a copy of the full text of the press release by the Company on August 10, 2010, in relation to its results for the three months ended June 30, 2010.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – August 10, 2010. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2010.

Second Quarter 2010 Highlights:

•	Revenue up by 8.4% to $381.1 million in 2Q10 from $351.7 million in 1Q10 and up by 42.5% compared to 2Q09.

•	Gross margins improved to 15.6% in 2Q10 compared to 14.6% in 1Q10 primarily due to an increase in utilization.

•	Net cash flow from operations has increased to $169.9 million in 2Q10 from $153.1 million in 1Q10.

•	Gain attributable to holders of ordinary shares was US$96.0 million in 2Q10, compared to loss of US$181.9 million in 1Q10, driven by a change in the fair value of US$105.9 million gain of commitment to grant shares and warrants.

•	Fully diluted EPS was $0.20 per ADS.

Third Quarter 2010 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to range from 4% to 6% increase.

•	Gross margin is expected to range from 20% to 22%.

•	Operating expenses excluding foreign exchange differences are expected to range from $80 million to $84 million.

•	2010 annual capital expenditures expected to range from $700 million to $750 million.

Commenting on the quarterly results, Dr. David NK Wang, President and Chief Executive Officer of SMIC remarked, “We’ve witnessed overall improvement this quarter, and believe we are on course to profitability. With the world’s highest GDP growth, China’s market is playing a progressively greater part in the overall demand for IC’s and playing an increasingly key role in SMIC’s future success. Driven by China’s maturing fabless companies, our China revenue has grown 27.4% quarter-over-quarter. As Chinese fabless companies continue to grow stronger and stronger, SMIC has positioned itself to become the preferred foundry. North American customers continue to contribute more than half of our revenue, and we are working to build up the relationships through improved operations, technology and service.

From a technology stand-point, our 65-nanometer process is solid and ramping up, with shipments more than doubling quarter-over-quarter and likely to double again in the coming quarter. Our 45/40-nanometer development is well underway, and the technology will be ready by the end of 2010. We remain aggressive in turning this company around, determined to sustain our competitiveness by meeting our customers’ needs with excellence while balancing increasing scale with sustainable profitability.”

Conference Call / Webcast Announcement

Date: Wednesday, August 11, 2010
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

US	1-617-614-3672	(Pass code: SMIC)
HK	852-3002-1672	(Pass code: SMIC)

A live webcast of the 2010 second quarter announcement will be available at http://www.smics.com under the “Investor Relations” section, or at
URL: http://phx.corporate-ir.net/playerlink.zhtml?c=176474&s=wm&e=3029260.
An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation, and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our belief that we are on course to profitability, and statements under “Third Quarter 2010 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Second Quarter 2010 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q10	1Q10	QoQ	2Q09	YoY
Revenue	381,142	351,724	8.4%	267,422	42.5%
Cost of sales	321,755	300,270	7.2%	280,319	14.8%
Gross profit (loss)	59,387	51,454	15.4%	(12,897)	—
Operating expenses	71,507	79,496	-10.0%	81,606	-12.4%
Loss from operations	(12,120)	(28,042)	-56.8%	(94,503)	-87.2%
Other income (expenses), net	101,812	(155,567)	—	(5,802)	—
Income tax credit	6,466	2,374	172.4%	2,880	124.5%
Net income (loss) after income taxes	96,158	(181,235)	—	(97,425)
Income (Loss) from equity investment	141	(455)	—	(482)
Net income (loss)	96,299	(181,690)	—	(97,907)
Accretion of interest to noncontrolling interest	(262)	(259)	1.2%	(262)	0.0%
Gain (Loss) attributable to Semiconductor Manufacturing International Corporation	96,037	(181,949)	—	(98,169)	—
Gross margin	15.6%	14.6%		-4.8%
Operating margin	-3.2%	-8.0%		-35.3%
Net income (loss) per ordinary share (basic)(1)	0.00	(0.01)		(0.00)
Net income (loss) per ADS (basic)	0.21	(0.41)		(0.22)
Net income (loss) per ordinary share (diluted)(1)	0.00	(0.01)		(0.00)
Net income (loss) per ADS (diluted)	0.20	(0.41)		(0.22)
Wafers shipped (in 8” wafers)(2)	496,766	455,010	9.2%	341,261	45.6%
Capacity utilization	94.3%	92.1%		75.4%

Note:

(1)	Based on weighted average ordinary shares of 22,480 million (basic) and 22,534 million (diluted) in 2Q10, 22,397 million (basic) and 22,397 million (diluted) in 1Q10 and 22,352 million (basic) and 22,352 million (diluted) in 2Q09

(2)	Including copper interconnects

•	Revenue increased to $381.1 million in 2Q10, up 8.4% QoQ from $351.7 million in 1Q10 due to a 9.2% increase in wafer shipments resulting laregly from a change in the business model with our managed fabs, Xinxin in Wuhan and Cension in Chengdu. Under the revised business model, customers are to sign foundry service agreements directly with SMIC, while the orders are outsourced to Xinxin and Cension. This model results in a change in revenue booking methodology from a commission model to a buy-and-resell model. Revenue from Xinxin and Cension totalled $17.7 million, which was 4.6% of our total revenue.

•	Cost of sales increased to $321.8 million in 2Q10, up 7.2% QoQ from $300.3 million in 1Q10.

•	Gross profit of $59.4 million in 2Q10, compared to a gross profit of $51.5 million in 1Q10 and gross loss of $12.9 million in 2Q09.

•	Gross margins improved to 15.6% in 2Q10 from 14.6% in 1Q10 primarily due to an increase in utilization.

•	Total operating expenses decreased to $71.5 million in 2Q10 from $79.5 million in 1Q10, a decrease of 10.0% QoQ driven by a decrease in G&A related expenses and an impairment loss of long-lived assets in 1Q10.

•	R&D expenses decreased to $43.3 million in 2Q10, down 0.6% QoQ from $43.6 million in 1Q10.

•	G&A expenses decreased to $15.0 million in 2Q10 from $17.6 million in 1Q10.

•	Selling & marketing expenses increased to $7.0 million in 2Q10, up 16.1% QoQ from $6.0 million in 1Q10.

Analysis of Revenues

Sales Analysis
By Application	2Q10	1Q10	2Q09
Computer	3.4%	4.3%	4.3%
Communications	47.1%	51.5%	53.5%
Consumer	42.2%	37.0%	36.1%
Others	7.3%	7.2%	6.1%
By Service Type	2Q10	1Q10	2Q09

Logic(1)	90.6%	90.3%	90.9%
Memory	1.7%	2.7%	2.7%
Mask Making, testing, others	7.7%	7.0%	6.4%
By Customer Type	2Q10	1Q10	2Q09

Fabless semiconductor companies	66.1%	66.4%	65.1%
Integrated device manufacturers (IDM)	16.1%	17.0%	18.2%
System companies and others	17.8%	16.6%	16.7%
By Geography	2Q10	1Q10	2Q09

North America	52.2%	58.9%	61.4%
China(2)	28.7%	24.4%	19.0%
Eurasia(3)	19.1%	16.7%	19.6%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	2Q10	1Q10	2Q09

0.09μm and below	23.6%	20.3%	16.7%
0.13μm	32.2%	35.5%	29.7%
0.15μm	1.8%	1.5%	1.5%
0.18μm	26.8%	24.2%	29.8%
0.25μm	0.5%	0.3%	0.5%
0.35μm	15.1%	18.2%	21.8%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong
(3) Excluding China

•	Advanced technology shipment comprising 0.13μm and below made up 55.8% of overall wafer revenue in 2Q10.

Capacity*

Fab / (Wafer Size)	2Q10	1Q10
Shanghai Mega Fab (8”)	84,000	84,000
Beijing Mega Fab (12”)	46,125	46,800
Tianjin Fab (8”)	33,000	34,300
Total monthly wafer fabrication capacity	163,125	165,100

Note:

• Wafers per month at the end of the period in 8” equivalent wafers

Shipment and Utilization

8” equivalent wafers	2Q10	1Q10	2Q09
Wafer shipments including copper interconnects	496,766	455,010	341,261
Utilization rate(1)	94.3%	92.1%	75.4%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 9.2% QoQ to 496,766 units of 8-inch equivalent wafers in 2Q10 from 455,010 units of 8-inch equivalent wafers in 1Q10, and up 45.6% YoY from 341,261 8-inch equivalent wafers in 2Q09.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q10	1Q10	QoQ	2Q09	YoY
Cost of sales	321,755	300,270	7.2%	280,319	14.8%
Depreciation	131,188	143,919	(8.8%)	146,763	(10.6%)
Other manufacturing costs	189,620	155,119	22.2%	132,541	43.1%
Share-based compensation	947	1,232	(23.1%)	1,015	(6.7%)
Gross profit (loss)	59,387	51,454	15.4%	(12,897)	—
Gross margin	15.6%	14.6%		(4.8%)

•	Cost of sales increased to $321.8 million in 2Q10, up 7.2% QoQ from $300.3 million in 1Q10 primarily due to increase in wafer shipments.

•	Gross profit of $59.4 million in 2Q10, compared to a gross profit of $51.5 million in 1Q10 and gross loss of $12.9 million in 2Q09.

•	Gross margins improved to 15.6% in 2Q10 from 14.6% in 1Q10 primarily due to an increase in utilization.

Operating Expense Analysis

Amounts in US$ thousands	2Q10	1Q10	QoQ	2Q09	YoY
Total operating expenses	71,507	79,496	(10.0%)	81,606	(12.4%)
Research and development	43,330	43,592	(0.6%)	48,450	(10.6%)
General and administrative	15,017	17,601	(14.7%)	17,196	(12.7%)
Selling and marketing	7,019	6,045	16.1%	6,905	1.7%
Amortization of intangible assets	6,686	6,886	(2.9%)	8,858	(24.5%)
(Gain) Loss from disposal of properties	(545)	233	—	197	—
Impairment loss of long-lived assets	—	5,138	—	—	—

•	Total operating expenses decreased to $71.5 million in 2Q10 from $79.5 million in 1Q10, a decrease of 10.0% QoQ driven by a decrease in G&A related expenses and an impairment loss of long-lived assets in 1Q10.

•	R&D expenses decreased to $43.3 million in 2Q10, down 0.6% QoQ from $43.6 million in 1Q10.

•	G&A expenses decreased to $15.0 million in 2Q10 from $17.6 million in 1Q10.

•	Selling & marketing expenses increased to $7.0 million in 2Q10, up 16.1% QoQ from $6.0 million in 1Q10.

Other Income (Expenses)

Amounts in US$ thousands	2Q10	1Q10	QoQ	2Q09	YoY
Other income (expenses)	101,812	(155,567)	-	(5,802)	—
Interest income	879	878	0.1%	635	38.4%
Interest expense	(6,293)	(7,784)	(19.2%)	(8,386)	(25.0%)
Change in the fair value of commitment to issue shares and warrants	105,952	(146,561)	-	-	—
Foreign currency exchange (loss) gain	(3,164)	(3,241)	(2.4%)	219	—
Other, net	4,438	1,141	289.0%	1,730	156.5%

•	Combined with the foreign exchange difference arising from operating activities, the Company recorded an overall foreign exchange gain of $2.2 million in 2Q10 as compared to a foreign exchange loss of $1.7 million in 1Q10.

•	Other income of $101.8 million in 2Q10 was mainly due to a change in the fair value of the commitment to grant shares and warrants, compared to an expense of $155.6 million in 1Q10.

Depreciation and Amortization

•	Total depreciation and amortization in 2Q10 was $164.9 million compared to $174.7 million in 1Q10.

Liquidity

Amounts in US$ thousands	2Q10	1Q10
Cash and cash equivalents	506,547	523,208
Restricted cash	37,099	29,286
Accounts receivable	208,856	204,983
Inventories	203,901	194,604
Others	53,410	53,687
Total current assets	1,009,813	1,005,768
Accounts payable	254,967	237,075
Short-term borrowings	357,387	333,795
Current portion of long-term debt	275,294	204,442
Others	328,668	442,538
Total current liabilities	1,216,316	1,217,850
Cash Ratio	0.4x	0.4x
Quick Ratio	0.6x	0.6x
Current Ratio	0.8x	0.8x

Capital Structure

Amounts in US$ thousands	2Q10	1Q10
Cash and cash equivalents	506,547	523,208
Restricted cash	37,099	29,286
Current portion of promissory notes	54,164	59,163
Non-current portion of promissory notes	69,921	83,913
Short-term borrowings	357,387	333,795
Current portion of long-term debt	275,294	204,442
Long-term debt	365,027	515,876
Total debt	997,708	1,054,113
Total equity	1,717,011	1,618,038
Total debt to equity ratio	58.1%	65.1%

Cash Flow

Amounts in US$ thousands	2Q10	1Q10
Net cash from operating activities	167,495	153,316
Net cash from investing activities	(107,885)	(64,546)
Net cash from financing activities	(75,757)	(8,763)
Effect of exchange rate changes	(514)¡¡	(262)¡¡
Net change in cash	(16,661)	79,745

Capex Summary

Capital expenditures for 2Q10 were $92 million.
Recent Highlights and Announcements

■ ■ ■ ■ ■ ■ ■ ■
SMIC 65-nm Technology Successfully Moves to Volume Production (2010-08-03)
 Notification of Board Meeting (2010-07-29)
 SMIC and Virage Logic Extend Partnership to 40nm LL Process Technology (2010-07-22)
 SMIC 65-nm Technology Successfully Moves to Volume Production (2010-08-03)
 Notification of Board Meeting (2010-07-29)
 SMIC and Virage Logic Extend Partnership to 40nm LL Process Technology (2010-7-22)
 Overseas Regulatory Announcement (2010-07-21)
 Completion of Placing of New Shares under General Mandate (2010-07-15)

■ Placing of New Shares under General Mandate (1) Potential Subscription of New Shares under Special Mandate by Datang Telecom Technology & Industry Holdings Co., Ltd. And (2) Release of Datang from Lock-up Restriction; Non-exempt Connected Transactions; Pre-emptive Right of TSMC (2010-07-08)

■ Potential Non-exempt Connected Transactions (1) Potential Exercise of Pre-emptive Right and Further Subscription by Datang and (2) Release of Datang from Lock-up Restriction; Pre-emptive Right of TSMC (2010-07-07)

■ ■ ■ ■
Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (2010-06-29)
 Annual General Meeting held on June 3rd, 2010 Poll Results (2010-06-03)
 Grant of Options (2010-05-25)
 SMIC and Virage Logic Expand Partnership to Offer Virage Logic‘S IP on SMIC’S 65nm II Process (2010-05-24)

■ Synopsys Collaborates with SMIC to Deliver USB Logo-Certified DesignWare USB 2.0 nanoPHY in SMIC’s 65 Nanometer LL Process Technology (2010-05-14)

■ ■ ■	Closure of Register of Members (2010-05-12) SMIC Reports Results for The Three Months Ended March 31, 2010 (2010-05-11) 2009 Annual Report (2010-04-29)

■ Circular — (1) Notice of AGM (2) Re-Election of Directors (3) Proposed General Mandates to Issue and Repurchase Shares (4) Proposed Special Mandate for Increasing The Limit on The Grant Of Equity Awards under The 2004 Equity Incentive Plan (5) Proposed Amendments to The 2004 Equity Incentive Plan (2010-04-29)

■ ■ ■ ■ ■ ■
Notification Letter and Change Request Form (2010-04-29)
 Notice of Annual General Meeting (2010-04-29)
 Notification of Board Meeting (2010-04-28)
 Announcement of 2009 Annual Results (2010-04-26)
 SMIC Issues Updates on First Quarter 2010 Financial Results and 2009 Annual Results (2010-04-19)
 Notification of Approval of the publication of 2009 Annual Results by the Board (2010-04-13)

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/newsRelease.ftl for further details regarding the recent announcements.

	As of
	June 30,2010	March 31,2010
	(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	506,547,279	523,207,927
Restricted cash	37,098,779	29,286,422
Accounts receivable, net of allowances of $77,464,910 and $96,111,136 at June 30 and March 31, 2010, respectively	208,856,202	204,982,678
Inventories	203,900,692	194,604,324
Prepaid expense and other current assets	38,703,151	32,269,099
Assets held for sale	9,167,973	13,244,958
Current portion of deferred tax assets	5,538,552	8,173,216
Total current assets	1,009,812,628	1,005,768,624

Prepaid land use rights	79,537,003	77,550,315
Plant and equipment, net	2,053,713,421	2,129,575,807
Acquired intangible assets, net	181,805,429	177,109,741
Equity investment	9,244,259	9,392,886
Other long-term prepayments	143,033	214,588
Deferred tax assets	109,849,717	98,651,547
TOTAL ASSETS	3,444,105,490	3,498,263,508

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	254,967,307	237,075,087
Accrued expenses and other current liabilities	113,563,072	116,494,349
Short-term borrowings	357,387,090	333,794,887
Current portion of promissory notes	54,164,481	59,163,022
Current portion of long-term debt	275,293,978	204,442,433
Commitment to issue shares and warrants relating to litigation settlement	160,846,576	266,798,990
Income tax payable	93,799	81,310
Total current liabilities	1,216,316,303	1,217,850,078

Long-term liabilities:
Non-current portion of promissory notes	69,920,879	83,912,660
Long-term debt	365,027,154	515,875,782
Long-term payables relating to license agreements	2,418,587	4,837,526
Other long-term liabilities	36,952,392	21,647,675
Deferred tax liabilities	1,096,532	1,001,293
Total long-term liabilities	475,415,544	627,274,936

Total liabilities	1,691,731,847	1,845,125,014

Noncontrolling interest	35,362,192	35,100,411
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 22,480,259,472 and 22,420,895,812 shares issued and outstanding at June 30 and March 31, 2010, respectively	8,992,104	8,968,359
Additional paid-in capital	3,507,140,466	3,503,714,048
Accumulated other comprehensive loss	(1,161,906)	(648,316)
Accumulated deficit	(1,797,959,213)	(1,893,996,008)
Total equity	1,717,011,451	1,618,038,083

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	3,444,105,490	3,498,263,508

For the three months ended
	June 30,2010	March 31,2010
	(Unaudited)	(Unaudited)

Sales	381,142,152	351,724,012
Cost of sales	321,755,444	300,270,177
Gross profit	59,386,708	51,453,835

Operating expenses:
Research and development	43,329,679	43,592,355
General and administrative	15,017,028	17,601,140
Selling and marketing	7,019,386	6,045,489
Amortization of acquired intangible assets	6,685,822	6,885,746
Impairment loss of long-lived assets	—	5,137,925
(Gain) loss from sale of equipment and other fixed assets	(545,040)	233,053
Total operating expenses, net	71,506,875	79,495,708

Loss from operations	(12,120,167)	(28,041,873)
Other income (expense):
Interest income	879,279	877,711
Interest expense	(6,293,613)	(7,783,555)
Change in the fair value of commitment to issue shares and warrants	105,952,415	(146,561,217)
Foreign currency exchange loss	(3,164,049)	(3,241,001)
Other, net	4,437,675	1,140,502
Total other income (expense), net	101,811,707	(155,567,560)

Gain (loss) before income tax	89,691,540	(183,609,433)
Income tax benefit	6,466,243	2,374,552
Gain (loss) from equity investment	140,793	(455,261)
Net gain (loss)	96,298,576	(181,690,142)

Accretion of interest to noncontrolling interest	(261,781)	(258,904)
Gain (loss) attributable to Semiconductor Manufacturing International Corporation	96,036,795	(181,949,046)

Net gain (loss) per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic	0.00	(0.01)
Net gain (loss) per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, diluted	0.00	(0.01)
Net gain (loss) per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic	0.21	(0.41)
Net gain (loss) per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, diluted	0.20	(0.41)
Shares used in calculating basic gain (loss) per share	22,480,222,740	22,396,835,456

Shares used in calculating diluted gain (loss) per share	24,533,730,903	22,396,835,456

	For the three months ended
	June 30,2010	March 31,2010
	(Unaudited)	(Unaudited)

Operating activities
Net gain (loss)	96,298,576	(181,690,142)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred tax	(8,468,268)	(4,326,783)
(Gain) loss from sale of equipment and other fixed assets	(545,040)	233,053
Depreciation and amortization	155,371,401	164,246,614
Amortization of acquired intangible assets	6,685,823	6,885,746
Share-based compensation	2,802,616	3,583,507
Non-cash interest expense on promissory note and long-term payable relating to license agreements	1,120,440	1,129,497
(Gain) loss from equity investment	(140,793)	455,261
Impairment loss of long-lived assets	—	5,137,925
Change in the fair value of commitment to issue shares and warrants	(105,952,415)	146,561,217
Allowance for doubtful accounts	315,823	(33,407)
Changes in operating assets and liabilities:
Accounts receivable, net	(4,189,347)	(658,725)
Inventories	(9,296,368)	(899,129)
Prepaid expense and other current assets	(6,362,497)	(3,210,079)
Accounts payable	19,833,793	8,714,410
Prepaid land use right	(2,359,437)	222,141
Accrued expenses and other current liabilities	7,063,135	6,973,898
Income tax payable	12,489	22,737
Other long-term liabilities	15,304,717	(32,015)
Net cash provided by operating activities	167,494,648	153,315,726

Investing activities:
Purchase of plant and equipment	(87,494,465)	(73,172,437)
Proceeds from government subsidy to purchase plant and equipment	—	23,884,935
Proceeds from sale of equipment	352,200	5,045,012
Proceeds received from sale of assets held for sale	4,382,259	1,286,854
Purchases of intangible assets	(17,309,010)	(12,663,539)
Purchase of short-term investments	(3,000,000)	(2,668,692)
Sale of short-term investments	2,997,000	2,668,692
Changes in restricted cash	(7,812,357)	(8,926,238)
Net cash used in investing activities	(107,884,373)	(64,545,413)

Financing activities:
Proceeds from short-term borrowings	128,442,986	171,264,418
Repayment of short-term borrowings	(104,850,783)	(124,333,593)
Proceeds from long-term debt	—	10,000,000
Repayment of long-term debt	(79,997,083)	(46,118,964)
Repayment of promissory notes	(20,000,000)	(20,000,000)
Proceeds from exercise of employee stock options	647,547	425,392
Net cash used in financing activities	(75,757,333)	(8,762,747)

Effect of exchange rate changes	(513,590)	(262,153)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(16,660,648)	79,745,413
CASH AND CASH EQUIVALENTS, beginning of period	523,207,927	443,462,514
CASH AND CASH EQUIVALENTS, end of period	506,547,279	523,207,927

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation*
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
August 10, 2010

For identification only